Exhibit 99.1

New Gold Announces Third Quarter 2012 Results with New Afton Contributing to
Record Margins and Blackwater Achieving Key Milestones

(All figures are in US dollars unless otherwise indicated)

November 1, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces results for the third quarter of 2012, with gold production of 104,577 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $443 per ounce. The company is pleased to report that the combination of its low costs and the continued strength of the gold price resulted in New Gold delivering shareholders a margin of over $1,100 per ounce for the first time in the company’s history.

Third Quarter 2012 Highlights

•	New Afton successfully transitioned into production, achieving full mill design throughput of 11,000 tonnes per day over one month ahead of schedule

•	Gold production increased by 16% to 104,577 ounces from 90,384 ounces in the same period of the prior year

•	Total cash costs(1) per ounce sold, net of by-product sales, of $443 per ounce were $85 per ounce below the same period of the prior year and well below industry average

•	Adjusted net earnings of $43 million, or $0.09 per share

•	Cash generated from operations before working capital changes(2) increased to $91 million from $80 million in the same period of the prior year

•	Completed Blackwater Preliminary Economic Assessment (“PEA”) with the following highlights:

o	Start of production targeted for 2017

o	Initial 15-year mine life with additional 1.4 years of processing stockpiles at end of pit life

o	Life-of-mine strip ratio of 2.36 to 1.00 of waste to mineralized material

o	First five years – average annual gold production of 569,000 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $467 per ounce

o
Spot Case (as at September 20th) – After-tax 5% NPV of $2.8 billion, IRR of 25.8% and payback of 2.7 years, at prices of $1,775 per ounce gold, $34.50 per ounce silver and a parity US$/CDN$ foreign exchange rate

During the quarter, earnings from mine operations were $77 million, net earnings were $18 million, or $0.04 per share, and adjusted net earnings were $43 million, or $0.09 per share. Cash generated from operations before working capital changes(2) increased by 13% to $91 million. Beyond the strong operating performance, the third quarter included three significant milestones for the company’s growth assets. New Afton achieved commercial production, defined as 60% of the 11,000 tonne per day design capacity, on July 31st, ahead of its August target. On September 20th, the company announced the results of its PEA for the Blackwater Project, further establishing Blackwater as the company’s flagship asset. After its successful production start, the New Afton mill achieved full design capacity on September 21st, over one month ahead of schedule, as an average of 11,000 tonnes per day were processed in the preceding 30 day period. “Our company had another strong quarter. To see our operations perform well, New Afton successfully transition into production and Blackwater’s expected impact on our future growth is very gratifying and a testament to our teams,” stated Randall Oliphant, Executive Chairman.

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

“The third quarter saw us deliver on our key objectives,” added Mr. Oliphant. “The performance of our portfolio of producing assets was, once again, solid. New Afton continuing its successful start-up further establishes our company’s near-term production and cash flow growth potential. Finally, the completion of the Blackwater PEA outlines just how impactful that great project should be on the future our company.”

Operations Overview

Gold Production and Sales

Consolidated gold production during the third quarter increased by 16% over the same period of the prior year. The increase was primarily driven by the successful start of production at New Afton. Gold production at the company’s other three producing assets was consistent with the same period of the prior year. The increase in gold sales was not as significant as that of gold production as New Afton’s pre-commercial production during the month of July was offset against the project’s capital costs. In addition, a portion of New Afton’s production remained in inventory at the end of the quarter due to the timing of concentrate sales.

The increase in gold production for the nine months ended September 30, 2012 was also primarily attributable to the production start at New Afton, as an increase in production at the Peak Mines largely offset small decreases at Mesquite and Cerro San Pedro. The difference in gold sales during the nine months ended September 30, 2012 is due to a combination of the above noted New Afton pre-commercial production not being reflected in sales as well as timing of gold sales and related inventory movements at Cerro San Pedro, Peak Mines and New Afton.

Silver Production and Sales

During the third quarter, silver production at Cerro San Pedro increased by 28% when compared to the same period of the prior year. This increase in production was attributable to higher grade silver being placed on the leach pad in the second quarter of 2012, the production benefit of which was primarily seen in the third quarter due to timing of silver leach recoveries.

For the nine months ended September 30, 2012, silver production was consistent with that of the prior year period as the impact of fewer ore tonnes being placed on the leach pad was offset by the mining of higher grade silver. The minor differences in silver sales during both comparative periods are a result of timing of silver sales and related inventory movements.

Copper Production and Sales

Consolidated copper production during the third quarter increased significantly to 14 million pounds from three million pounds in the same period of the prior year. The increase was primarily driven by the successful start of production at New Afton, though the Peak Mines also increased copper production by 20% during the quarter. The increased production at Peak was due to a combination of increased ore tonnes milled, continued recovery improvements and higher copper grades. Copper sales increased by 89% during the quarter. Copper sales were below production as New Afton’s pre-commercial production during the month of July was offset against the project’s capital costs rather than attributed to sales. In addition, a portion of New Afton’s production remained in inventory at the end of the quarter due to the timing of concentrate sales.

For the nine months ended September 30, 2012, copper production increased by 133% when compared to the same period of the prior year, with the increase attributable to the New Afton start-up and increases in the Peak Mines’ throughput, copper grades and recoveries. Copper sales were up 28%, however, below copper production levels as noted above.

Total Cash Costs(1) per Ounce Sold – Net of By-Product Sales

Total cash costs(1) per ounce sold, net of by-product sales, remained well below the industry average during the third quarter of 2012 at $443 per ounce. The company was able to reduce its total cash costs(1) by $85 per ounce when compared to the same period of the prior year and $29 per ounce when compared to the second quarter of 2012. The fourth quarter of 2012 should show further decreases in total cash costs(1) as the company begins to realize the full benefit of New Afton’s production. For the nine months ended September 30, 2012, costs were higher than the prior year period as increases in operating costs and lower silver by-product revenues were only partially offset by higher copper by-product revenues and favourable movements in foreign exchange rates.

•
Mesquite – Total cash costs(1) per ounce sold during the quarter remained consistent when compared to the same period of the prior year. For the nine months ended September 30, 2012, costs increased slightly as the 2011 period benefitted from the mining of ore above reserve grade due to mine sequencing.

•
Cerro San Pedro – Total cash costs(1) per ounce sold, net of by-product sales, remained among the lowest in the industry, despite a slight increase over the same period of the prior year. The lower realized silver price was offset by higher silver sales volumes at Cerro San Pedro resulting in similar by-product revenue. For the nine months ended September 30, 2012, the increase in costs when compared to the record 2011 period is attributable to an $11 million decrease in silver by-product revenue primarily due to lower realized silver prices. The lower silver by-product revenue accounts for approximately $75 per ounce of the increase in costs, with the balance of the difference due to mining of slightly lower grade ore and general input cost increases.

•
Peak Mines – Total cash costs(1) per ounce sold, net of by-product sales, for the quarter increased when compared to the same period of the prior year due to an $80 per ounce decrease in copper by-product revenue. The decrease in copper sales volumes during the quarter, due to a significant inventory reduction in 2011, was only partially offset by the increased average realized copper price. During 2012, copper production and sales have been broadly consistent, while 2011 copper sales were higher due to sales of Peak’s concentrate inventory. Quarter-over-quarter increases in operating costs were offset by the depreciation of the Australian dollar. For the nine months ended September 30, 2012, the increase in costs when compared to 2011 is due to a $175 per ounce decrease in copper by-product revenue, due to lower copper sales volumes and realized prices, as well as general operating cost pressures in Australia. These increases were only partially offset by the mining of higher grade ore and the depreciation of the Australian dollar.

•	New Afton – As New Afton achieved commercial production in July 2012 and does not have a comparable prior year period, New Gold provides an overview of the New Afton start-up separately below.

After providing shareholders with an average realized margin of over $1,000 per ounce in 2011 as well as in the first and second quarters of 2012, New Gold is proud to have further increased its margin to over $1,100 per ounce in the third quarter for the first time in the company’s history. Importantly, with the continued strength of commodity prices and expected lower future cash costs, New Gold anticipates further margin expansion in the fourth quarter of 2012 and into 2013. New Gold remains well positioned to achieve its production and cost guidance for the year.

New Afton Start-Up

After starting production on June 28, 2012, New Afton successfully achieved commercial production, ahead of schedule, on July 31st. Commercial production is defined as 30 days of operation at an average of 60% of the 11,000 tonne per day design capacity, or 6,600 tonnes per day. New Afton achieved an additional milestone on September 21st as the mill achieved a 30-day average at the design capacity of 11,000 tonnes per day. The company has been pleased with the mill throughput as the New Afton mill achieved full production over one month ahead of its November target.

Grades in the first three months of production at New Afton averaged 0.67 grams per tonne gold and 0.72% copper. During the startup phase of the mill, the company processed ore with gold grade consistent with reserve grade and copper grade below reserve grade. The ore processed during the quarter was sourced from a combination of the surface stockpile and underground. With the mill achieving design capacity on September 21st, the company looks forward to moving into higher grade areas. Gold and copper grades in the first half of October have averaged 0.79 grams per tonne gold and 0.77% copper.

Recoveries in the first three months of production have been in line with the company’s forecasts averaging 76% for gold and 81% for copper. With the addition of a Knelson concentrator and flash flotation units in September, recoveries continue to increase. Gold and copper recoveries in the month of September were 82 and 83%, respectively and have continued to improve through October. New Gold continues to optimize the milling circuit and anticipates life-of-mine recoveries at New Afton to be in the 88 to 90% range, consistent with the project’s latest technical report.

New Afton’s operating costs have met the company’s expectations during the start-up phase. Operating costs during the quarter, including mining, processing and general and administrative costs, have averaged approximately $20 per tonne. As the mill achieved full throughput in late September and both grades and recoveries are anticipated to increase, total cash costs(1) are expected to decline in future periods. The co-product total cash costs(1) during New Afton’s first three months of production were $729 per ounce gold and $1.87 per pound copper.

New Afton’s capital expenditures during the third quarter totaled $82 million, net of $8 million in pre-commercial production sales. Of the $82 million, $35 million was spent in advance of New Afton reaching commercial production and $47 was post the July 31st commercial production announcement. New Afton’s total project development capital to achieve commercial production was $793 million.

New Gold's exploration team commenced drilling of the C-zone block of mineralization that lies below and to the side of the New Afton reserve block at the beginning of the third quarter. There are two drills actively exploring the zone in an effort to add to the mine's base 12 year life. New Gold has budgeted $5 million for this exploration at New Afton in the second half of 2012.

“Our mines continued to perform well during the quarter and I am proud of our operating team’s desire to look for ways to continually improve results,” stated Robert Gallagher, President and Chief Executive Officer. “As New Afton moved from development into production we are able to successfully leverage the best practices used at our other operations. Similarly, as Blackwater moves through the development phase we can draw on the collective experience of having successfully brought Cerro San Pedro, Mesquite and New Afton into production over the last five years.”
Consolidated Financial Results Overview

Revenue increased by 11% during the third quarter through a combination of increased sales volumes of gold, silver and copper as well as higher realized copper prices. These increases were partially offset by lower realized gold and silver prices. Earnings from mine operations remained consistent when compared to the same period of the prior year primarily as a result of a $14 million increase in depreciation and depletion largely due to New Afton’s commercial production start.

Net earnings in the third quarter of 2012 were $18 million, or $0.04 per share. Net earnings were negatively impacted by a $9 million non-cash tax expense related to an increase in the Chilean prescribed tax rate from 17 to 20%, as well as a $9 million non-cash loss related to the mark-to-market of the conversion option of the company’s convertible debentures. Adjusted net earnings were $43 million, or $0.09 per share. Net earnings have been adjusted and tax effected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement as well as the increase in income tax expense related to the change in the Chilean tax rate. See notes at the end of the news release for a reconciliation of adjusted net earnings(3).

Cash generated from operations before working capital(2) increased by 13% during the third quarter driven by a combination of higher gold sales and lower costs. Pre-tax cash generated from operations in the third quarter was $67 million, which included a $24 million working capital use of cash. $15 million was related to a New Afton concentrate sale receivable where funds were not collected prior to the quarter end. The $15 million payment was received in early October. Pre-tax cash generated from operations in the prior year period benefitted from $13 million in positive working capital, primarily related to significant inventory sales at the Peak Mines during the third quarter of 2011. In total, the relative working capital movements resulted in a $36 million difference when comparing pre-tax cash generated from operations in the third quarters of 2012 and 2011. Net cash generated from operations during the third quarter was $47 million and was similarly impacted by the $15 million in New Afton receivables.

For the nine months ended September 30, 2012, revenue increased by 4%, while earnings from mine operations were down slightly when compared to the same period of the prior year as operating costs and depreciation increased by 6% and 32%, respectively. The increase in depreciation is primarily attributable to the start of commercial production at New Afton.

Net earnings in the first nine months of 2012 were $75 million, or $0.16 per share. Adjusted net earnings were $134 million, or $0.29 per share.

Cash generated from operations before working capital(2) in the first nine months of 2012 was consistent with that of the same period of the prior year. Pre-tax cash generated from operations and net cash generated from operations were $205 million and $130 million, respectively. Both pre-tax and net cash generated from operations were negatively impacted by a $48 million working capital use of cash.

Balance Sheet

As at September 30, 2012, the key components of New Gold’s consolidated statements of financial position included:

•	Cash and cash equivalents of $148 million

•	Consolidated debt of $398 million, including:

o	7% senior notes of $292 million due in 2020

o	5% convertible debenture of $49 million (face value of C$55 million) due in 2014 with a conversion price of C$9.35

o	El Morro funding loans of $56 million

•	Basic shares outstanding – 463 million

As a result of the company’s strong share price performance, on October 11th, the company announced the early redemption of its outstanding 5% subordinated convertible debentures due June 28, 2014. The redemption of any outstanding debentures will take place on November 20, 2012 and will eliminate the company’s requirement to repay C$55 million with cash in mid-2014, as well as the interest payments that would have been incurred in the period between redemption and June 28, 2014.

Development Update

Blackwater PEA Outlines Project with Over 500,000 Ounces of Production Annually at Below Average Costs

On September 20th, the company released the PEA for the Blackwater Project, further demonstrating the significant impact the project should have on the company’s gold production and cash flow growth. Over the initial 15 years of its mine life, Blackwater is estimated to produce an annual average of 507,000 ounces of gold and 2,039,000 ounces of silver at total cash costs(1) per ounce sold, net of by-product sales, of $536 per ounce. At assumed gold and silver prices of $1,275 and $22.50 per ounce and a 0.94 US$/CDN$ foreign exchange rate, the project is expected to yield a base case after-tax, 5% net present value (“NPV”) of $1.1 billion and an after-tax internal rate of return (“IRR”) of 14.0%. At commodity prices of $1,775 per ounce gold and $34.50 per ounce silver on September 20, 2012, the day of the PEA announcement, and a parity exchange rate, the after-tax, 5% NPV and IRR move to $2.8 billion and 25.8%, respectively. All NPV calculations are calculated to the beginning of the construction period in 2015.

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA resource is based on drill results up to mid-May 2012. Since then, New Gold’s exploration program has continued apace and the company looks forward to incorporating these additional results in the project’s Feasibility Study scheduled for completion in 2013. Beyond the primary Blackwater deposit that forms the basis of the PEA, the company’s total land package is now over 1,000 square kilometres. New Gold looks forward to continuing its exploration efforts within and around the Capoose gold-silver deposit, located approximately 25 kilometres from Blackwater, as well as the multiple exploration targets that have been identified through New Gold’s 2012 property-wide reconnaissance program. The company has now completed its infill drilling program at Blackwater and plans to focus its attention on the recently identified northwest silver zone. At Capoose, results from this year’s drilling are starting to be received with assays highlighting mineralization both within and outside of the boundaries of the previously identified Capoose mineral resource. Beyond Blackwater and Capoose, New Gold continues to evaluate four new targets on its broader land package that were identified through its regional reconnaissance program. During the third quarter, the company drilled 352 holes totaling 81,250 metres at Blackwater and an additional 22 holes totaling 10,984 metres at Capoose. For the nine months ended September 30, 2012, the company has completed 723 holes totaling 215,459 metres.

Blackwater PEA Highlights

•	Conventional truck and shovel open pit mine with 60,000 tonne per day (“tpd”) whole ore leach process plant

•	Start of production targeted for 2017

•	Initial 15-year mine life with additional 1.4 years of processing stockpiles at end of pit life

•	Life-of-mine strip ratio of 2.36 to 1.00 of waste to mineralized material

•	Life-of-mine gold and silver recoveries of 87% and 53%, respectively

•	Life-of-mine gold and silver production, inclusive of stockpiles, of 6.2 and 18.6 million ounces from the Indicated category and 1.8 and 13.5 million ounces from the Inferred category, respectively

•	Development capital costs of $1.8 billion inclusive of 24%, or $346 million, contingency

•	Higher grade initial five years resulting in accelerated payback of capital costs

o	First five years – average annual gold production of 569,000 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $467 per ounce

•	Base Case – After-tax 5% NPV of $1.1 billion, IRR of 14.0% and payback of 4.8 years, at $1,275 per ounce gold, $22.50 per ounce silver and a 0.94 US$/CDN$ foreign exchange rate

•
Spot Case (as at September 20th) – After-tax 5% NPV of $2.8 billion, IRR of 25.8% and payback of 2.7 years, at prices of $1,775 per ounce gold, $34.50 per ounce silver and a parity US$/CDN$ foreign exchange rate

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, in the third quarter of 2012 was $36 million. The total capital spending for the nine months ended September 30, 2012 was $93 million.

The Project Description for Blackwater has been successfully submitted. As a result, Blackwater has now commenced the federal and provincial environmental assessment process. The company looks forward to advancing its permitting efforts through the remainder of 2012 and into 2013.

Focus Remains on Working with Stakeholders after Temporary Suspension of Environmental Permit at El Morro

El Morro is an advanced stage, world-class copper/gold project in northern Chile. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and several additional targets have been identified as part of a regional exploration program. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit. Based on the most recent Feasibility Study, completed in late 2011, once in production, New Gold's 30% share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. Life-of-mine cash costs are expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis. Metal price assumptions used to calculate the average life-of-mine El Morro cash costs are $1,200 per ounce of gold and $2.75 per pound of copper.

Under the terms of New Gold’s agreement with Goldcorp Inc. (“Goldcorp”), Goldcorp is responsible for funding New Gold’s 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project’s cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

Activity at site during the third quarter was limited due to the previously announced temporary suspension of the project’s environmental permit, pending the resolution by the Chilean Environmental Permitting Authority (the "Servicio de Evaluación Ambiental" or "SEA") of certain deficiencies in consultation asserted by a group of indigenous people whose claims were supported by the Chilean court. In June 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean court. During the period of temporary suspension, Goldcorp’s focus is on obtaining the project permits and optimizing project economics including sourcing of a long-term power supply.

Outlook for 2012

New Gold is pleased to reiterate its guidance for 2012. The company continues to forecast gold production of 405,000 to 445,000 ounces at a total cash costs(1) per ounce sold, net of by-product sales, of $410 to $430 per ounce. As outlined in the company’s February 2012 guidance news release, gold production was expected to increase, coupled with a decrease in cash costs, in the second half of the year as New Afton started production. As anticipated, the third quarter delivered increased production at lower costs when compared to both of the first two quarters of 2012. Importantly, as New Afton has now reached design throughput and should begin to benefit from improved grades and recoveries, this trend of increasing production and declining costs should continue in the fourth quarter. New Gold is proud of its performance through three quarters of 2012 and looks forward to a strong finish to the year.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and 13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and began commercial production ahead of schedule in July 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to,; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of New Gold.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and are then divided by ounces sold to arrive at the total by-product cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) CASH GENERATED FROM OPERATIONS BEFORE WORKING CAPITAL

Cash generated from operations before working capital is a non-IFRS performance measure which the company believes provides additional information about the company’s ability to generate cash flows from its mining operations.

(3) RECONCILIATION OF ADJUSTED NET EARNINGS

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(In millions of U.S. dollars)	$ As at September 30 2012	$ As at December 31 2011
Assets		
Current assets		
Cash and cash equivalents	**147.6**	309.4
Trade and other receivables	**67.6**	37.6
Inventories	**158.0**	106.5
Prepaid expenses and other	**5.3**	7.9
Total current assets	**378.5**	461.4
Investments	**1.0**	1.8
Non-current inventories	**28.0**	20.3
Mining interests	**3,053.4**	2,695.3
Deferred tax assets	**15.8**	8.9
Non-current non-hedged derivative asset	**-**	18.8
Reclamation deposits and other	**4.6**	14.9
Total assets	**3,481.3**	3,221.4
Liabilities and equity		
Current liabilities		
Trade and other payables	**122.4**	100.4
Current tax liabilities	**10.5**	20.5
Current derivative liabilities	**62.6**	49.2
Current non-hedged derivative liabilities	**47.7**	53.3
Total current liabilities	**243.2**	223.4
Reclamation and closure cost obligations	**53.3**	50.7
Provisions	**12.8**	12.6
Non-current derivative liabilities	**74.8**	92.4
Non-current non-hedged derivative liabilities	**131.2**	114.3
Long-term debt	**397.5**	251.7
Deferred tax liabilities	**130.0**	146.9
Deferred benefit	**46.3**	46.3
Other	**0.6**	0.7
Total liabilities	**1,089.7**	939.0
Equity		
Common shares	**2,474.9**	2,464.0
Contributed surplus	**83.8**	80.4
Other reserves	**(66.6)**	(86.4)
Deficit	**(100.5)**	(175.6)
Total equity	**2,391.6**	2,282.4
Total liabilities and equity	**3,481.3**	3,221.4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012
(unaudited)

	Three months ended		Nine months ended	
	$	$	$	$
(in millions of U.S. dollars)	2012	2011	2012	2011
Operating activities				
Net earnings	17.8	40.7	75.1	144.0
Adjustments for:				
Realized gains on gold contracts	(2.5)	(2.3)	(7.3)	(6.5)
Realized and unrealized foreign exchange losses (gains)	3.7	(18.0)	4.7	(20.0)
Realized and unrealized gains on investments	-	-	-	(1.3)
Realized and unrealized losses on non-hedged derivatives	11.6	24.9	9.1	18.4
Unrealized non-hedged derivative gains on concentrate contracts	(1.0)	-	(1.0)	-
Reclamation and closure costs paid	(3.4)	-	(7.9)	-
Loss on redemption of senior secured notes	-	-	31.8	-
Loss on disposal of assets	0.7	0.4	1.3	0.6
Depreciation and depletion	29.4	15.8	69.5	52.6
Equity-settled share-based payment expense	2.2	1.8	6.5	5.5
Unrealized (gain) loss on cash flow hedging items	(0.6)	0.5	1.6	4.2
Income tax expense	30.6	16.2	65.9	57.2
Finance income	(0.2)	(1.0)	(1.0)	(2.9)
Finance costs	2.3	1.3	4.9	4.0
	90.6	80.3	253.2	255.8
Change in non-cash operating working capital	(23.5)	12.7	(47.9)	(15.0)
Cash generated from operations	67.1	93.0	205.3	240.8
Income taxes paid	(20.4)	(22.3)	(75.7)	(77.1)
Net cash generated from operations	46.7	70.7	129.6	163.7
Investing activities				
Mining interests	(142.6)	(112.0)	(398.0)	(255.1)
Proceeds received from sale of pre-commercial production inventory	7.6	-	7.6	-
Purchase of additional Blackwater mining claims	-	-	(6.0)	-
Receipt of reclamation deposits	-	-	8.9	8.1
Cash acquired in asset acquisition, net transaction costs	-	-	-	18.6
Proceeds from sale of investments	-	-	-	8.9
Interest received	0.2	1.0	0.8	2.5
Proceeds from disposal of assets	-	0.3	-	0.5
Cash used in investing activities	(134.8)	(110.7)	(386.7)	(216.5)
Financing activities				
Issuance of common shares on exercise of options and warrants	2.9	2.5	7.7	15.1
Redemption of senior secured notes	-	-	(197.6)	-
Proceeds from issuance of senior notes	-	-	300.0	-
Financing initiation costs	-	-	(8.0)	-
Interest paid	-	-	(7.6)	(11.4)
Cash generated by financing activities	2.9	2.5	94.5	3.7
Effect of exchange rate changes on cash and cash equivalents	2.4	(19.7)	0.8	(8.5)
Decrease in cash and cash equivalents	(82.8)	(57.2)	(161.8)	(57.6)
Cash and cash equivalents, beginning of period	230.4	490.4	309.4	490.8
Cash and cash equivalents, end of period	147.6	433.2	147.6	433.2
Cash and cash equivalents are comprised of:				
Cash	48.2	267.5	48.2	267.5
Short-term money market instruments	99.4	165.7	99.4	165.7
	147.6	433.2	147.6	433.2